SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 0-26463

                           NOTIFICATION OF LATE FILING

    (Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

      For Period Ended: December 31, 2003
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|_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
|_| Transition Report on From 11-K
      For the Transition Period Ended: _________________________________________

  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:-----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  MILITARY RESALE GROUP, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
                                 2180 EXECUTIVE CIRCLE
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City, state and zip code         COLORADO SPRINGS, COLORADO 80906
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PART II

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

      |X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X|   (b)   The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

      |_|   (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.
PART III

      State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.


            We are unable to file our Annual Report on Form 10-KSB within the prescribed time period without unreasonable effort due to the appointment of our new independent auditors on March 29, 2004 (as previously reported in our Current Report on Form 8-K). As a result of their recent appointment, our new independent auditors were delayed in reviewing our financial statements which, consequently, required the filing of this Form 12b-25 to obtain an extension of the filing date.

PART IV

      (1) Name and telephone number of person to contact in regard to this notification.

             Eric M. Hellige                      (212) 421-4100
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      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                  Yes |X|                 No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Yes |_|                 No |X|


      MILITARY RESALE GROUP, INC.. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 30, 2004                  By    /s/ Ethan D. Hokit
                                             --------------------------------
                                             Name: Ethan D. Hokit
                                             Title: President